UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics opens regional distribution center for Otis Elevator, 29 June 2006

29 June 2006

TNT LOGISTICS OPENS REGIONAL DISTRIBUTION CENTER FOR OTIS ELEVATOR

TNT Logistics North America, a leading provider of supply chain services, has opened a regional distribution center (RDC) in the U.S. southeast for Otis Elevator Company, a wholly-owned subsidiary of United Technologies Corporation.The new, 57,700 square-foot RDC is located in Orlando, Fla. and will serve Otis' customers in Florida and the surrounding states. This operation, which opened June 12, joins four other RDCs that Otis has around the country.

TNT provides a variety of distribution support services to Otis, including receiving elevator components from Otis manufacturing plants and its suppliers. These components will be consolidated by TNT into complete installation kits for each project and delivered directly to job sites, which are primarily for commercial and retail construction.

"We're pleased to have been selected by Otis to support its regional distribution network," said Jeff Hurley, chief operating office! r, TNT Logistics North America. "For the past 25 years, TNT Logistics North America has been focused on providing quality logistics support for heavy industrial customers. We look forward to continuing this tradition with Otis."

Otis Elevator Company is the world's largest manufacturer and maintainer of people-moving products including elevators, escalators and moving walkways. With headquarters in Farmington, Conn., Otis employs 60,000 people worldwide, offers products and services in more than 200 countries and territories, and maintains more than 1.5 million elevators and escalators worldwide. United Technologies Corp., based in Hartford, Conn., is a diversified company providing high technology products and services to the building and aerospace industries.

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT exploits technology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tires, general industry, fast moving consumer goods/retail, rail and utilities. The TNT Logistics North America web site address is: www.tntlogistics.us.

TNT Logistics employs 36,000 people, who are operating in 28 countries, managing more than 79 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 30 June 2006